UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 54735/November 9, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12408

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In the Matter of :	
:	ORDER MAKING FINDINGS AND
AIC INTERNATIONAL, INC., :	REVOKING REGISTRATION BY
MILLENNIUM SPORTS :	DEFAULT AS TO YANKEE DYNAMO
MANAGEMENT, INC. and :	STEEL, INC.
YANKEE DYNAMO STEEL, INC. :	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 6, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP by September 9, 2006. See 17 C.F.R. § 201.141. No Respondent filed a timely Answer, due ten days after service of the OIP. See OIP at 3; 17 C.F.R. § 201.220.

On September 26, 2006, the Division of Enforcement filed a motion requesting entry of an order of default against each Respondent. On September 27, 2006, I ordered each Respondent to show cause, on or by October 23, 2006, why it should not be held in default and why the registrations of its securities should not be revoked. Respondents AIC International, Inc. (AIC), and Millennium Sports Management, Inc. (Millennium), subsequently filed their Answers, but, to date, Respondent Yankee Dynamo Steel, Inc. (Yankee), has not responded to my show cause order or filed an Answer. On November 8, 2006, I held a telephonic prehearing conference, at which Yankee failed to appear.

Accordingly, Yankee is in default for failing to file an Answer to the OIP during the time permitted, appear at a prehearing conference, or otherwise defend the proceeding against it. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Pursuant to Rule 155 of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true as to Yankee.

Yankee (CIK No. 1077780) is a revoked Nevada corporation located in Huntington, Connecticut, with a class of equity securities registered with the Commission pursuant to Exchange Act 12(g). Yankee is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 4, 1999, which reported no revenue and a net loss since inception of $273,723. The company's stock is not publicly traded.

Yankee has repeatedly failed to meet its obligation to file timely periodic reports, and failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, Yankee failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Yankee.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Yankee Dynamo Steel, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge